G&P Acquisition Corp.
222 Bellevue Avenue
Newport, Rhode Island 02840

March 9, 2021

VIA EDGAR

Division of Corporation Finance

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention: Karina Dorin

Re:	G&P Acquisition Corp. Registration Statement on Form S-1 Filed February 12, 2021, as amended

File No. 333-253089

Dear Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, we hereby respectfully request that the effective date of the above-referenced Registration Statement on Form S-1 (the “Registration Statement”) of G&P Acquisition Corp. (the “Company”) be accelerated to 4:00 p.m. Eastern Time on March 10, 2021, or as soon thereafter as may be practicable.

We understand that the Staff will consider this request as confirmation by the Company of its awareness of its responsibilities under the federal securities laws as they relate to the issuance of the securities covered by the Registration Statement. If you have any questions regarding the foregoing, please contact Raphael M. Russo of Paul, Weiss, Rifkind, Wharton & Garrison LLP at (212) 373-3309.

* * * * *

Very truly yours,

By:	/s/ Joseph Marnikovic
Name: Joseph Marnikovic
Title: Chief Financial Officer and Treasurer

[Signature Page to Acceleration Request—G&P Acquisition Corp.]